UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 17, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 17, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: October 17, 2013

13-31-TR

Teck Acquires East Kootenay Lands

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today it has agreed to purchase from Tembec Inc. approximately 7,150 hectares of private lands located in British Columbia’s Elk Valley and Flathead River Valley. While not amenable to mining, the lands have the potential to be used for conservation purposes.

“We will work in cooperation with First Nations, communities and other stakeholders to ensure these lands can be used to protect key wildlife and fish habitat in the Elk Valley and Flathead River Valley now and for the future,” said Don Lindsay, President and CEO. “Teck is committed to responsible resource development and we strongly believe that it’s possible to have both world-class mining and a world-class environment.”

The purchase price for the lands is $19 million and the transaction is expected to close in the fourth quarter of 2013. The land is made up of three blocks:

●	Flathead Townsite: Approximately 28 km southeast of Sparwood in the Upper Flathead region (992 hectares).

●	Alexander Creek: Approximately 10 kilometres east of Sparwood, along the B.C.-Alberta border (3,098 hectares).

●	Grave Prairie: Approximately 7.5 kilometres northeast of Sparwood (3,059 hectares)

Teck will be working with stakeholders in the months ahead to determine potential management and stewardship approaches for the lands.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. More information about Teck can be found at www.teck.com.

Investor Contact:

Greg Waller
Vice President, Investor Relations and Strategic Analysis
604-699-4014
greg.waller@teck.com

Media Contact:

Chris Stannell
Senior Communications Specialist
604-699-4368
chris.stannell@teck.com